August 12, 2014

Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-7410	Via Electronic Filing on EDGAR only

Re:      Premier Pacific Construction, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-192107

Dear Ms. Long:

Premier Pacific Construction, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated May 20, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (Amendment No. 2) filed on May 20, 2014 (the "Registration Statement").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Registration Statement ("Form S-1/A3").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.
We note your response to comment 1 of our letter dated November 22, 2013.  Please note that Rule 419 of the Securities Act applies to resale offerings as well as primary offerings by issuers.  Refer to Securities Act Rules Compliance Disclosure and Interpretation Question 616.02 for further guidance..

RESPONSE

The Company has been advised of the application of Rule 419 to resale offerings.

Overview, page 1

2.	Please disclose when Premier Pacific Construction, Inc. last generated revenue from operations.

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 866.352.4342

Ms. Pamela Long
Securities and Exchange Commission
August 12, 2014
Page | 2

RESPONSE

The Company generated $37,495 of revenue for the fiscal quarter ended March 30, 2014.  Additionally, the Company has generated income from revenue in the months of April through June 2014.

Summary of Financial Information, page 2

3.	Please provide updated statement of operations data for the year ended December 31, 2013.

RESPONSE

The Company has revised the Registration Statement to include the requested information.

Financial Statements, page 17

4.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

RESPONSE

The Company has revised the Registration Statement to include the requested information.

Note 2. Summary of Significant Accounting Policies, page 21

5.
One of the criteria that you disclose must be met in order to recognize revenue is that revenue must be reasonably assured. It is not clear what is meant by this criterion or whether you meant to say collection is reasonably assured as you disclosed on page 22 of the amendment filed on November 12, 2013.  Please advise or revise as necessary.

RESPONSE

Notes to Financial Statements have been revised as requested.

Note 4. Related Party Transactions, page 26

6.	Please confirm that all expenses paid on your behalf by majority shareholders have been reflected on your statements of operations. Refer to SAB Topic 5:T.

RESPONSE

The Company’s auditors have confirmed that all expenses paid on the Company’s behalf by majority shareholders has been reflected on the Company’s Statements of Operations.

Ms. Pamela Long
Securities and Exchange Commission
August 12, 2014
Page | 3

Note 5. Subsequent Events, page 26

7.
We note your response to comment 29 of our letter dated November 22, 2013.  Please disclose the actual date through which subsequent events were evaluated. You currently only disclose that they were evaluated through the date of available issuance. Refer to ASC 855-10-50-1.

RESPONSE

The Notes to Financial Statements have been as requested.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operations, page 27

8.
We note your response to comment 31 of our letter dated November 22, 2013. Please revise the “Overview” section of your prospectus summary to include additional disclosure briefly explaining and cautioning prospective investors that any prospective investment in the shares of your company involves a high degree of risk.

RESPONSE

The Company has revised the Registration Statement to include the requested additional disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 34

9.	Please disclose the relationship between Richard Francella and Sara Francella, if any.

RESPONSE

The Company has revised the Summary section of its Registration Statement to include the requested information.

Regards, SYNERGEN LAW GROUP /s/ Karen Batcher Karen A. Batcher, Esq. kbatcher@synergenlaw.com

cc:           Client (via email only)